DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

(212) 250-5883

March 29, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PowerShares DB Multi-Sector Commodity Trust (the “Trust”) has made disclosure pursuant to those provisions in Amendment No. 1 on Form 10-K/A which was filed with the Securities Exchange Commission on March 29, 2013 to its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities Exchange Commission on (i) February 22, 2013 with respect to PowerShares DB Agriculture Fund, and (ii) March 1, 2013 with respect to each of PowerShares DB Energy Fund, PowerShares DB Oil Fund, PowerShares DB Precious Metals Fund, PowerShares DB Gold Fund, PowerShares DB Silver Fund, and the PowerShares DB Base Metals Fund. The Trust made such disclosure based on information provided by our affiliate, Deutsche Bank AG, and not because of any conduct by the Trust.

PowerShares DB Multi-Sector Commodity Trust
DB COMMODITY SERVICES LLC, as Managing Owner of the Trust

By:	/S/ MARTIN KREMENSTEIN
Name:	Martin Kremenstein
Title:	Chief Executive Officer

By:	/s/ MICHAEL GILLIGAN
Name:	Michael Gilligan
Title:	Chief Financial Officer